

December 30, 2013

Via E-mail
Mr. Darryl Button
Chief Financial Officer
Aegon N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re: Aegon N.V.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-10882**

Dear Mr. Button:

We have reviewed your November 26, 2013 response to our November 5, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Capital and liquidity management
Sources and uses of liquidity, page 103

1. We acknowledge your response and proposed revised disclosure to our comment 3. Please revise your proposed disclosure to clarify the significance of the excess additional capital the subsidiaries maintain above the minimum capital requirements as your current proposed disclosure is vague. If not significant, please clarify in the disclosure.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jeffrey P. Riedler for

Jim B. Rosenberg
Senior Assistant Chief Accountant